SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 1, 2006 filed by the Company with the Comisión Nacional de Valores.

By letter dated December 1, 2006 the Company reported that on December 1, 2006 the Company subscribed a construction, administration and commercialization agreements with Centro Comercial Panamericano S.A. in relation to the future shopping mall and housing complex to be built in the neighborhood of Saavedra, in the City of Buenos Aires.

In connection with the aforementioned project, the Company has disposed of a plot of land acquired from Philips Argentina Sociedad Anónima in favor of Panamerican Mall S.A., a corporation in which the Company holds 80% of its capital stock. The Company has also made a capital contribution of Ps. 158,280,260 to Panamerican Mall S.A.

With this investment, together with the construction of a new shopping center throughout its subsidiary Panamerican Mall S.A., the Company strengthens its leadership in the shopping mall business.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: December 1, 2006